Exhibit 21

Subsidiaries of Registrant	Jurisdiction of Incorporation or Organization
SAIC International Holdings, Inc.	Delaware
TASC Services Corporation	Delaware
ATAC Services, LLC	Delaware
SAIC Gemini Huntsville, LLC	Delaware
Odyssey Drive I, Ltd.	California
Valinar, LLC	Delaware
Halfaker and Associates, LLC	Virginia
Koverse, Inc.	Delaware